Exhibit 99.1

Gauzy Ltd. Provides Update on Board of Directors

Follows previously disclosed updates provided during the Annual General Meeting of Shareholders in August

Tel Aviv, Israel – September 16, 2025 – Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader in vision and light control technologies, today announced that Michael Donnelly has resigned from its Board of Directors, effective immediately, for personal reasons.

“It has been a true privilege working with Gauzy over the years.” Mr. Donnelly shared. “Having the opportunity to participate in the Company’s initial public offering on the Nasdaq and serving on its Board during this immense stage of growth has been both inspiring and rewarding. I remain optimistic about the Company’s ability to execute on its goals and create shareholder value for years to come.”

Eyal Peso, Co-Founder and Chief Executive Officer of Gauzy, commented: “On behalf of everyone at Gauzy, I would like to extend our sincere appreciation and gratitude to Mike for his participation, collaboration, dedication, and contributions to the Board. He has been instrumental in Gauzy’s growth, and a key figure in the development and implementation of our long-term strategy. We wish him continued success and accomplishments in all his future endeavors.”

The Board and management of Gauzy extend their appreciation to Mr. Donnelly for his invaluable service. Mr. Donnelly confirmed he has no disagreement with the Company, its management, or its Board of Directors on any matter related to the Company’s operations, policies, or practices, and that his decision to resign was made solely for personal reasons.

About Gauzy

Gauzy Ltd. is a fully-integrated light and vision control company, focused on the research, development, manufacturing, and marketing of vision and light control technologies that are developed to support safe, sustainable, comfortable, and agile user experiences across various industries. Headquartered in Tel Aviv, Israel, the company has additional subsidiaries and entities based in Germany, France, the United States, Canada, China, Singapore, and the United Arab Emirates. Gauzy serves leading brands across aeronautics, automotive, and architecture in over 60 countries through direct fulfillment and a certified and trained distribution channel.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. These statements may include, but are not limited to, statements regarding Gauzy Ltd.’s expected financial performance, future growth, strategic plans, product development, market expansion, business outlook, and milestones. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions are intended to identify forward-looking statements.

These forward-looking statements reflect Gauzy’s current views with respect to future events and are based on assumptions and information currently available to the company. Actual results may differ materially from those projected due to a number of risks and uncertainties, including, but not limited to, those related to market conditions, customer demand, product performance, economic conditions, competition, and other factors beyond the company’s control.

For a detailed discussion of these and other risks that may impact Gauzy’s business, please refer to the company’s filings with the U.S. Securities and Exchange Commission, including its most recent Annual Report on Form 20-F. Gauzy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments, or otherwise, except as required by law.

Contacts

Media:
Brittany Kleiman Swisa
Gauzy Ltd.
pr@gauzy.com

Investors:
Dan Scott, ICR Inc.
ir@gauzy.com